

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue, Suite 1650
Los Angeles, CA 90071

>   **Re: HyreCar Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 20, 2020**
>   **File No. 333-238534**

Dear Mr. Furnari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Friedman, Esq.